Weil, Gotshal & Manges LLP

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(212) 310-8000

FAX: (212) 310-8007

September 2, 2015

VIA EDGAR TRANSMISSION

Mara L. Ransom

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549-3561

Re:	Pace Holdings Corp.

Amendment No. 1 to Registration Statement on Form S-1

File No. 333-206343

Dear Ms. Ransom:

On behalf of our client, Pace Holdings Corp. (f/k/a Paceline Holdings Corp.), a Cayman Islands limited exempted company (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 28, 2015, relating to the Registration Statement on Form S-1 of the Company (File No. 333-206343) filed with the Commission on August 13, 2015 (the “Registration Statement”). We are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). The changes reflected in Amendment No. 1 include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of Amendment No. 1, including copies marked to show the changes from the version filed on August 13, 2015.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response.

Exhibit 5.1

1.	It does not appear that the registration statement covers the ordinary shares to be issued upon exercise of the warrants. Please revise the opinion accordingly, or advise.

The Company has refiled Exhibit 5.1, which has been revised in response to the Staff’s comment.

2.	It appears that Section 3.3 should be revised to include the opinion that the Unit Certificates will be duly executed and delivered on behalf of the Company and will constitute the legal, valid and binding obligations of the Company enforceable in accordance with their terms. Please revise or advise.

Mara Ransom

Securities and Exchange Commission

The Company has refiled Exhibit 5.1, which has been revised in response to the Staff’s comment.

Please contact the undersigned at (212) 310-8870 if you have any questions or need further information.

Sincerely,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

cc:	Karl Peterson

President and Chief Executive Officer

Pace Holdings Corp.

Jim Allegretto, Senior Assistant Chief Staff Accountant

Lilyanna Peyser, Special Counsel

Jacqueline Kaufman, Staff Attorney

Ta Tanisha Meadows, Staff Accountant

Securities and Exchange Commission

Gregg Noel, Esq.

Michael Mies, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP